FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Announcement of Disclosure Pursuant to Rule 13.13 of the Listing Rules - Advances and Loan to an Entity, issued on 4 November 2004 and published in Hong Kong newspapers on 5 November 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Deputy Company Secretary

Date: 9 November 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

DISCLOSURE PURSUANT TO RULE 13.13 OF THE LISTING RULES

As at 1 November 2004, the Group had made advances accumulating to HK$5,987 million and a special loan of HK$78 million to Castle Peak Power Company Limited (CAPCO), a jointly controlled entity of CLP Holdings Limited (CLP Holdings), which exceed 8% of the total assets of the Group. Such advances and loan to an entity are required to be disclosed under Rule 13.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules).

ADVANCES AND LOAN TO AN ENTITY

CAPCO is owned 40% by CLP Power Hong Kong Limited (CLP Power), a wholly owned subsidiary of CLP Holdings, and 60% by ExxonMobil Energy Limited. The principal activity of CAPCO is the generation of electricity for the sole supply to CLP Power. While CAPCO owns the power generation assets, CLP Power builds and operates all CAPCO’s power stations and is the sole offtaker.

Pursuant to the Shareholders Agreement dated 26 August 1981 signed between the shareholders of CAPCO, CLP Power has undertaken to provide shareholder’s advances to CAPCO, which are unsecured and interest free. As explained in the Notes to CLP Holdings’ Accounts for the year ended 31 December 2003, and for previous years, under the terms of the revised CAPCO Deed of Subordination, in the event of the winding up of CAPCO, CLP Power’s advances to it would be subordinated to certain loans of CAPCO. CLP Power’s advances to CAPCO may be withdrawn only to the extent that the shareholders’ funds exceed two-thirds of the aggregate principal amount outstanding of the said loans. In this context, the shareholders’ funds represent the sum of the issued share capital, shareholders’ advances, special advances, deferred taxation, retained profits and any proposed dividend.

As disclosed in CLP Holdings’ Annual Report 2003 and Interim Report 2004, the Group (CLP Holdings together with its subsidiaries) had made advances and loan to CAPCO in a total amount of HK$5,768 million as at 31 December 2003 and 30 June 2004 respectively.

Subsequent to 30 June 2004, the Group had made further advances to CAPCO, which aggregated to a total amount of HK$6,065 million (including advances of HK$5,987 million and the special loan of HK$78 million) as at 1 November 2004. The special loan to CAPCO is unsecured, interest free and repayable in full on 30 September 2008.

These advances and loan to CAPCO represent approximately 8.1% of the unaudited consolidated total assets of the Group as at 30 June 2004. The amount of unaudited consolidated total assets has been adjusted to be approximately HK$74,473 million by the amounts of the second interim dividend paid on 15 September 2004 and the third interim dividend declared on 28 October 2004.

CLP Holdings will comply with the continuing disclosure obligation under Rule 13.20 of the Listing Rules in subsequent interim and annual reports for so long as circumstances giving rise to such disclosure obligation continue to exist.

By Order of the Board

Peter W. Greenwood

Director & Company Secretary

Hong Kong, 4 November 2004

Non-executive Directors:	Dr. The Hon. Michael D. Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce, Mr. P. C. Tan

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan

Group Managing Director:    Mr. Andrew Brandler

Executive Directors:    Mr. Peter P. W. Tse, Mr. Peter W. Greenwood, Dr. Y. B. Lee